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                                                                       EXHIBIT 2


Contact:

At the Company:
Dennis E. Valentine
Chief Financial Officer
(619) 535-1706

http://www.jmar.com

FOR IMMEDIATE RELEASE

             JMAR TECHNOLOGIES, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

SAN DIEGO, California (February 26, 1999) - JMAR Technologies, Inc. (NASDAQ NM:JMAR), a growing provider of precision micro-technology products, announced today that it has adopted a Shareholder Rights Plan to protect against certain types of coercive takeover practices that could deprive JMAR's shareholders of the fair value of their shares.

Under the terms of the Shareholder Rights Plan, JMAR's Board of Directors has declared a dividend of one Preferred Share Purchase Right for each outstanding share of JMAR common stock held by shareholders of record at the close of business on March 5, 1999. The Rights and Rights Plan expire on February 12, 2009.

The Rights are not being distributed in response to any specific offer or effort to acquire control of JMAR, nor is JMAR aware of any such effort. The distribution of Rights has no dilutive effect, will not affect JMAR's reported earnings per share and is not taxable to the shareholders. The Plan does not in any way alter the financial strength of the Company or interfere with its business plans.

"Today, more than 2,000 public companies, including a majority of the companies in the Standard & Poor's 500, have in place similar plans to protect their shareholders against unfair takeover tactics," stated JMAR Chairman and Chief Executive Officer John S. Martinez, Ph.D. "We consider the Shareholder Rights Plan to be a valuable means of protecting our shareholders' right to realize the long-term value of their investment in JMAR, while at the same time not denying them the benefits of a fair acquisition bid. The Plan will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover to ensure that our shareholders receive full value for their shares, including the "control premium" that should be included in that price.

"The Board of Directors believes that JMAR's positive financial performance, its sustained progress in the commercialization of its emerging products and its positive future prospects are not adequately reflected in the current price of its stock. In anticipation of the achievement of several significant commercialization milestones over the course of the year, the Company believes that the best way to ultimately maximize shareholder value is through investor recognition of the Company's value as these milestones are announced," Dr. Martinez added.

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JMAR TECHNOLOGIES, INC. ADOPTS SHAREHOLDER RIGHTS PLAN / 2


Each Right will entitle shareholders to buy one one-thousandth (1/1000th) of a share of JMAR's Series A Junior Participating Preferred Stock at an exercise price of $25.00. Initially, the Rights will not be exercisable and will be attached to and trade together with shares of JMAR common stock. Subject to limited exceptions, the Rights will become exercisable 10 days after a person or group announces that it has acquired 15 percent or more of JMAR's common stock or announces commencement of a tender or exchange offer for 15 percent or more of JMAR's common stock.

Once exercisable, each Right not owned by the acquiring person or group will entitle its holder to purchase that number of shares of JMAR's common stock having a market value of twice the Right's current exercise price. In addition, if JMAR is acquired in a merger or other business combination transaction, the acquiring entity must assume the obligations under the Rights and the Rights will become exercisable to acquire common stock of the acquiring entity at a 50 percent discount.

JMAR's Board may redeem the Rights for $.0001 per Right at any time on or before the tenth day following acquisition by a person or group of 15 percent or more of JMAR's common stock. In addition, at any time after an event triggering exercisability of the Rights and prior to the acquisition by the acquiring person of 50 percent or more of JMAR's common stock, the Board of Directors of JMAR may also exchange each Right for one share of common stock of JMAR.

Further details of the terms and conditions of the Rights Plan will be set forth in a notice which will be mailed to all of JMAR's shareholders.

JMAR Technologies, Inc. develops, manufactures and markets precision measurement, motion control and laser manufacturing systems, provides custom semiconductor products for the microelectronics industry and is a leading developer of advanced lithography sources for production of future higher performance semiconductors.

The statements in this press release regarding the distribution of dividends and operation of the Shareholder Rights Plan are forward-looking statements that are subject to various risks and uncertainties including the risk that future action or inaction by JMAR's Board with respect to the Shareholder Rights Plan or future decisions related to Rights redemption or amendment of the terms of the Rights could become the subject of litigation and other risks detailed from time-to-time in the Company's reports filed with the SEC. The Company assumes no obligation to update the information in this release.


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